                                                             Filed by Hotels.com
                                               Pursuant to Rule 165 and Rule 425
                                                under the Securities Act of 1933
                                                     Subject Company: Hotels.com
                                                   Commission File No. 000-29575

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, or statements preceded by, followed by or that include the words "believes," "could," "expects," "anticipates," "estimates," "intends," "plans," "projects," "seeks," or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on the proposed transaction between USA Interactive and us as described in this release or on our business, financial condition or results of operations. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements: (1) the risk that our business will not be integrated successfully; (2) costs related to the proposed transaction; (3) material adverse changes in economic conditions generally or in our markets or industries; (4) future regulatory and legislative actions and conditions affecting our operating areas; (5) competition from others; (6) successful integration of our divisions' management structures; (7) product demand and market acceptance; (8) the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; (9) the ability to expand into and successfully operate in foreign markets; (10) obtaining and retaining skilled workers and key executives; (11) acts of terrorism; and (12) war or political instability. In addition, investors should consider the other information contained in or incorporated by reference into our filings with the U.S. Securities and Exchange Commission (the "SEC"), including our Annual Report on Form 10-K for the fiscal year ended 2002, especially in the Management's Discussion and Analysis section, our most recent Quarterly Report on Form 10-Q and our Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this release.

We are not under any obligation to and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this release to reflect circumstances existing after the date of this release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the transaction, together with USA Interactive, we will file an information statement with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the information statement regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the information statement when it becomes available and other documents containing information about USA Interactive and us, without charge, at the SEC's web site at http://www.sec.gov. Free copies of USA Interactive's filings may be obtained by directing a request to USA Interactive, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, and free copies of our filings may be obtained by directing a request to Hotels.com 8140 Walnut Hill Lane, Suite 800, Dallas, TX 75231, Attention: Investor Relations.

[The following documents were circulated by David Litman, Chief Executive Officer, to employees of Hotels.com via electronic mail on April 10, 2003]

                       MESSAGE TO ALL HOTELS.COM EMPLOYEES
                                 April 10, 2003

I am excited to announce that our Board of Directors agreed last night to accept an offer from USA Interactive to acquire all of the remaining shares of common stock of Hotels.com not owned by USAI. In other words, after this deal closes, USAI will own all of Hotels.com (USAI owns about 68% now). We will also be sending more information by email that will try to answer many of your questions about the deal, and we will be having discussions with you over the next few days. We are very excited about the potential operating synergies between the USAI divisions, which, if realized, will bring extra value to the expanded organization.

The economic terms of the agreement are straightforward. When the deal closes, which we expect to happen later this summer, each share of Hotels.com stock will be converted into 2.4 shares of USAI stock.

We expect that business will continue as usual. Bob and I will continue to be here and to run the business as we always have. Our goals remain the same: help our hotel and affiliate partners sell as many hotel rooms as possible and provide great values to our customers. We do not envision significant operational changes for the Company, and our growth goals are the same. We believe that this transaction will act as a catalyst towards reaching our goals.

So what does change? After the closing of the deal, your stock options will be converted into USAI options. You will receive equivalent USAI options for the options you have now (the Employee Q&A attached to this email has more specific details on what will happen to your options). Otherwise, we expect things to remain pretty much the same. Over time, we'll probably change some policies and procedures to more closely align with those of USAI, and we will look for ways that we can save money by implementing various USAI-wide cost savings initiatives. We will also look for ways over time to work more closely with the other USAI divisions.

Given the current backdrop of war in Iraq, the threat of terrorism and the health crisis in Asia, we think this deal with USAI is a tremendous vote of confidence in the Hotels.com team. This is a wonderful compliment for which we can all be proud.

Despite this change, the things that we have always stressed continue to be important - that is, hitting the numbers, reaching our goals, selling more hotel rooms and increasing profits. These are the things we can control. If we continue to do the things we need to do, we can all reach our goals together. We look forward to the future with anticipation and confidence.

Now let's sell some rooms!

Dave

                      EMPLOYEE Q&A: USAI/HOTELS.COM MERGER

                                 April 10, 2003

GENERAL INFO ABOUT THE DEAL

Is this an offer or is this an actual agreement?

This is an actual agreement that has been signed by USAI and Hotels.com.

What do Hotels.com shareholders receive under the agreement?

When the deal closes this summer, each share of Hotels.com stock will automatically convert into 2.4 shares of USAI stock.

How is this different from what was announced last June?

This is different in many ways. In the announcement last June, USAI said it intended to make an exchange offer for Hotels.com. That offer was never made. In this case, a friendly merger agreement was negotiated with the independent special committee of Hotels.com's board of directors, the agreement was recommended for approval by the committee and our board of directors has approved the merger agreement.

Is there a chance that this deal will not be completed?

Yes, but it is a very small chance. The deal is anticipated to close later this summer.

I thought the deal went away in October, why is this happening now?

In October, USAI decided not to make an exchange offer. This is a different transaction and a substantially more valuable deal for Hotels.com shareholders. The independent special committee of Hotels.com's board has reviewed this offer and made its recommendation to accept it.

What can I tell others about this deal?

The information in the press release is essentially all that can be shared by you publicly. Please refer media or investor calls to Molly Branch (mbranch@hotels.com, ext. 1331).

GENERALLY ABOUT HOTELS.COM

Will our name change?

No, our company name will remain Hotels.com.

What will happen to our websites and brands?

Hotels.com will continue to operate its business and its websites, under its current brands. We don't anticipate any changes.

What will happen to all our affiliate agreements?

The agreement does not effect our affiliate agreements. They remain in effect.

Will we continue to be based in Dallas? What about our other offices? Will any of the offices be consolidated to be with other USAI divisions?

There are no plans to relocate any of the company's offices.

How will this affect our financial reporting?

Our financial reporting has already been consolidated with USAI's since we are majority owned by USAI, but after the deal closes we will no longer file our financials directly with the SEC.

What will happen to Dave and Bob? What about other Hotels.com executives?

There are no changes planned for the Hotels.com management team.

What about directors and managers?

There are no changes planned.

Will any of the executives be leaving Hotels.com after this?

There are no changes planned.

What will happen between Hotels.com and Expedia? Will we combine? Will we still compete? Will we have separate websites? Who will run them?

At this time, we expect that Hotels.com and Expedia will continue to be separately managed and operated.

HOTELS.COM STOCK

Will there still be separate Hotels.com stock?

Yes, until the close of the deal, Hotels.com's stock will continue to be publicly traded. When the deal closes, all outstanding shares and options in Hotels.com will be converted into equivalent USAI shares and options. After that, Hotels.com stock will no longer exist.

What will happen to my stock options? Will they be converted to USAI options?

All vested and unvested options will be converted into USAI options. Each option will be converted into 2.4 USAI options, with identical terms including vesting with an exercise price equal to the existing exercise price divided by 2.4.

           Example:

           If you have an option for 1,000 shares with an exercise price of $30.00, after the deal is completed you would receive an option for 2,400 USAI shares with an exercise price of $12.50.

Why would I want to own USAI stock?

USAI has a long history of delivering significant returns to its shareholders. Past performance is no guarantee of future performance, but we believe that USAI is incredibly well positioned for future growth. We recommend checking out information on USAI and their company profile on their website:
http://www.usainteractive.com/

Will we be granting USAI options and restricted stock in the future?

While the actual programs moving forward are still to be determined, we expect that equity compensation will continue to be an important part of the Hotels.com compensation program.

MY EMPLOYMENT

Will anyone's job be eliminated as a result of this deal?

We believe that the vast majority of Hotels.com employees will not be affected by this transaction. To the extent that there are exceptions, we will seek to find alternative positions within Hotels.com or USAI which may match the person's skills and experiences whenever possible.

What happens to my hire date and service date?

They will remain the same even as we become a part of USAI.

COMPENSATION & BENEFITS

Will there be changes to my benefits?

There will be no changes to our benefits, except as part of our normal annual review to ensure that we have programs that are cost effective and competitive with the market. In the future, we may work with USAI companies to see whether in some instances, we can take advantage of the larger employee base to gain the improved benefits and better rates that are often available only to very large companies.

What about vacation and sick days?

They will remain the same for now.

What about the rest of my benefits such as health and 401k?

They will remain the same for now.

What about our compensation and review processes?

We also expect that our compensation and review processes will remain the same moving forward, and that we will make changes to them as part of our competitive review of the market.

MORE INFORMATION

When will we be getting more information on how this will affect me? We will communicate more detailed information on stock and other issues (such as taxes) in the next few weeks. Meetings will be scheduled at all major locations over the next few weeks as more information is finalized.

(USA INTERACTIVE LOGO)                                      (HOTELS.COM LOGO)

*SEE IMPORTANT NOTES AT END OF RELEASE


                 USA INTERACTIVE AND HOTELS.COM ANNOUNCE MERGER
                                   AGREEMENT

            USA TO ACQUIRE THE HOTELS.COM SHARES IT DOES NOT ALREADY
                       OWN IN A $1.1 BILLION TRANSACTION

                TRANSACTION COMPLETES USA CORPORATE RESTRUCTURING

New York, NY and Dallas, TX - April 10, 2003 -- USA Interactive (Nasdaq: USAI) and Hotels.com (Nasdaq: ROOM) announced today that they have entered into an agreement by which USA, already the majority owner of Hotels.com, would acquire the Hotels.com shares it does not currently own in a tax-free, stock-for-stock transaction. The transaction is valued at approximately $1.1 billion based on the closing price of USA common stock on April 9, 2003.

The transaction would represent the final step in USA's efforts, begun in June 2002, to simplify its corporate structure by buying in its public subsidiaries. As a result of these transactions, all of USA's interests will be indivisible inside USA's public security.

The transaction would not change the current operating structure of Hotels.com, and USA's intention is for Hotels.com and Expedia to continue to be operated separately. Travel is, however, its own sector and USA would continue to review strategy and over time may decide to make changes.

The Hotels.com transaction is expected to be slightly accretive to USA's budgeted adjusted earnings per share for 2003.

The Hotels.com Board of Directors approved the agreement following the unanimous recommendation and approval of an independent Special Committee of the Hotels.com Board. Under the agreement, Hotels.com shareholders will receive 2.4 shares of USA common stock for each share of Hotels.com stock that they own. This represents approximately a 20% premium based on the closing price of USA stock and Hotels.com stock on March 18th, 2003, the day prior to the announcement of USA's merger with Expedia. In the transaction, USA would issue to Hotels.com public shareholders approximately 43.0 million basic shares and
45.2 million shares on a fully diluted, treasury method basis.

Barry Diller, Chairman and CEO of USA Interactive, said, "David Litman and Bob Diener, in classic entrepreneurial fashion, have created a great company. We were lucky enough to know that at an early stage, so we've watched their determination and fierce dedication in building up the enterprise...and we believe all that will continue because the incentives are all in place and our interests completely aligned for the future."

"The Special Committee carefully reviewed the transaction in consultation with our financial and legal advisors and we believe that the merger is in the best interests of Hotels.com's minority shareholders," said Elan Blutinger, Chairman of the Special Committee of Hotels.com's Board of Directors. "Hotels.com's shareholders have an opportunity to participate in the continued growth potential of USA, which is further enhanced by its full ownership of Hotels.com."

David Litman, Chairman and CEO of Hotels.com, commented, "Bob Diener and I are thrilled at the opportunity for Hotels.com to participate on a broader scale in the future success of USA Interactive. We are convinced that this merger will enhance the growth prospects for Hotels.com, and we are more determined than ever to achieve our company goals through this exciting combination with USA. Bob and I would like to thank the more than 1,200 employees of Hotels.com that have helped to make this possible and we look forward to an exciting future."

In connection with the merger, Hotels.com options would be converted into options to acquire USA common stock, and Hotels.com warrants would be converted into warrants to acquire, or exercisable for, USA common stock. David Litman, Chairman and CEO, and Bob Diener, President, will continue in their current positions, and the new USA shares they receive in the transaction in respect of their Hotels.com shares that are currently subject to transfer restrictions will be subject to those same transfer restrictions. The transfer restrictions remain in effect until March 2004.

USA currently owns approximately 68% of the outstanding Hotels.com stock and controls approximately 97% of the combined voting power of the outstanding Hotels.com shares. USA, as the holder of a majority of the voting power of Hotels.com has acted by written consent to approve the transaction. An Information Statement will be mailed to Hotels.com shareholders in connection with the transaction. No separate USA shareholder approval is required. The transaction, which is subject to customary conditions, is expected to be completed in the summer of 2003. The transaction is not subject to any material adverse effect conditions (including the possible effects of war).

ABOUT USA INTERACTIVE

USA Interactive (Nasdaq: USAI) engages worldwide in the business of interactivity via the Internet, the television and the telephone. USA's multiple brands are organized across three areas: Electronic Retailing, Information & Services and Travel Services. Electronic Retailing is comprised of HSN, America's Store, HSN.com, and Home Shopping Europe and Euvia in Germany. Information & Services includes Ticketmaster, Match.com, uDate, Citysearch, Evite, Entertainment Publications and Precision Response Corporation. Travel Services consists of Expedia (Nasdaq: EXPE), Hotels.com (Nasdaq: ROOM), Interval International, TV Travel Group and USA's forthcoming U.S. cable travel network.

ABOUT HOTELS.COM.

Hotels.com (Nasdaq:ROOM) is the largest specialized provider of discount lodging worldwide, providing service through its own websites (including www.hotels.com and others), more than 33,000 affiliated websites, and its toll-free call centers (1-800-2-HOTELS). Hotels.com provides accommodations to travelers at over 7,700 properties in more than 325 markets in North America, Europe, the Caribbean and Asia. The company offers a one-stop shopping source for hotel pricing, amenities and availability, and also specializes in providing travelers with accommodations for sold-out periods. Hotels.com is a majority-owned subsidiary of USA Interactive (Nasdaq:USAI).

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words "believes," "could," "expects," "anticipates," "estimates," "intends," "plans," "projects," "seeks," or similar expressions. These forward- looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward- looking statements. These forward- looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on the proposed transaction between USA and Hotels.com and/or on our businesses, financial condition or results of operations. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in the forward- looking statements:
(1) the risk that USA's and Hotels.com's businesses will not be integrated successfully; (2) costs related to the proposed transaction; (3) material adverse changes in economic conditions generally or in our markets or industries; (4) future regulatory and legislative actions and conditions affecting our operating areas; (5) competition from others; (6) successful integration of our divisions' management structures; (7) product demand and market acceptance; (8) the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; (9) the ability to expand into and successfully operate in foreign markets; (10) obtaining and retaining skilled workers and key executives; (11) acts of terrorism; and (12) war or political instability. In addition, investors should consider the other information contained in or incorporated by reference into USA's and Hotels.com's filings with the U.S. Securities and Exchange Commission (the "SEC"), including their Annual Reports on Form 10-K for the fiscal year ended 2001, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward- looking statements contained in this press release to reflect circumstances existing after the date of this press release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, USA Interactive and Hotels.com will file an Information Statement/Prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the Information Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the Information Statement/Prospectus (when it is available) and other documents containing information about USA Interactive and Hotels.com, without charge, at the SEC's web site at http://www.sec.gov. Free copies of USA Interactive's filings may be obtained by directing a request to USA Interactive, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, and free copies of Hotels.com's filings may be obtained by directing a request to Hotels.com, 8140 Walnut Hill Lane, Suite 203, Dallas, TX 75231, Attention: Investor Relations.

                                       ###


CONTACTS:

For USA Interactive:                              For Hotels.com:
Ron Sato                                          Lois Fuhr
USA Interactive Corporate Communications          Fuhr & Associates
212/314-7254                                      206/236-0606

Roger Clark/Lauren Rosenfield                     Molly Branch
USA Interactive Investor Relations                Hotels.com Investor Relations
212/314-7400                                      214/361-7311, ext. 1331